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                              August 4, 2021

       Suren Ajjarapu
       Chief Executive Officer
       Aesther Healthcare Acquisition Corp.
       515 Madison Avenue
       Suite 8078
       New York, NY 10022

                                                        Re: Aesther Healthcare
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2021
                                                            File No. 333-258012

       Dear Mr. Ajjarapu:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed July 19, 2021

       Capitalization, page 76

   1. We note that you are offering 10,000,000 Class A shares as part of your initial public offering of units, but
only show 9,309,398 Class A shares subject to possible redemption in the As Adjusted
column of your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to
be classified outside of permanent equity if they are redeemable (1)
                                                        at a fixed or
determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding
that all 10,000,000 Class A shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Suren Ajjarapu
Aesther Healthcare Acquisition Corp.
August 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameSuren Ajjarapu
                                                           Division of
Corporation Finance
Comapany NameAesther Healthcare Acquisition Corp.
                                                           Office of Real
Estate & Construction
August 4, 2021 Page 2
cc:       David M. Loev, Esq.
FirstName LastName